Exhibit 1

Stock Symbol: AEM (NYSE, TSX)	For further information:
Investor Relations (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE ANNOUNCES EXPANDED MINERALIZATION
AT KITTILA, GOLDEX AND MELIADINE

TORONTO (April 28, 2011) - Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) is pleased to provide an update on its 2011 exploration program to date, as well as the plans for its exploration activities for the rest of 2011.

The Company’s largest-ever exploration program of $145 million will include approximately 400 kilometres of drilling employing approximately 40 rigs.  This dollar amount includes a major exploration-related infrastructure program of $27 million at Meliadine.

During the first quarter of 2011, significant extensions of gold mineralization at Kittila, Goldex and Meliadine were discovered.  At Kittila, mineralization has been extended at depth and north of the Roura zone.  At Goldex, the latest deep drill holes indicate that D Zone mineralization extends well beyond the current resource envelope over large thicknesses, with grades similar to the current reserve grade. At Meliadine, drilling has continued to infill the Wesmeg zone and extended it westward.

This year’s exploration program is on track to achieve the 2011 goal of more than 22 million ounces of gold reserves, representing organic growth of at least 8%, net of production.

Highlights of the 2011 exploration program include:

•                  Deepest High-grade Mineralization Found to Date at Kittila - Hole ROU-10-037 returned 9.5 grams per tonne (“g/t”) gold over 6.0 metres true width at 1,200 metres below surface approximately 150 metres below current reserve envelope

•                  Goldex’s D Zone Growing Significantly - Hole 76-014 intersected 192 metres (core length) grading 2.2 g/t gold approximately 150 metres below the current D Zone resources.  New exploration ramp for D Zone will accelerate delineation of this growing deposit

•                  Mineralized Envelope Grows at Meliadine’s Wesmeg Zone — North and South Trends of Wesmeg indicate satellite open pit potential.  Hole M-11-1014 yielded 8.2 g/t gold over 5.4 metres

•                  High-grade Intercepts at Depth and to the East of the Lapa Orebody — goal is to extend mine life

“These latest exploration results show that several of our gold deposits extend beyond the currently known mineral resource and demonstrate the potential of our newly built mines to continue to grow” said Sean Boyd, Vice-Chairman and CEO. “These results also support the next phase of our program to build value at our mines through the acceleration of underground infrastructure so we can delineate of our growing gold deposits more quickly” added Mr. Boyd.

Kittila — Deep Extensions Revealed Beneath Roura Zone

The 100% owned Kittila mine in northern Finland achieved commercial production in May 2009.  Proven and probable gold reserves total approximately 4.9 million ounces from 32.7 million tonnes grading 4.6 g/t.

Since Agnico-Eagle purchased the Kittila property in 2005, the total gold in the reserve and resource envelope has increased significantly.  Approximately $16 million is budgeted to explore the property in 2011 with the goal of further expansion.

To the end of March, approximately 4,000 metres of conversion drilling and 10,500 metres of exploration drilling was done at the Kittila mine site during 2011.  The program will be accelerated by the addition of a 2,400-metre exploration ramp planned to be built over a three-year period from the Suuri zone to the Roura zone between 500 metres and 800 metres depth.  This ramp will improve access for deep drilling in the Suuri, Roura and Rimpi zones.  Construction began in early April and drilling from the ramp is expected to begin later this year.

Drilling continues to intersect the Roura zone mineralization between 850 metres and 1,250 metres depth.  Ongoing gold discoveries in the Roura zones (moving north to label “A” on the linked longitudinal section) and at depth (towards label “B”) reinforce the rationale behind the current feasibility study regarding a 50% expansion in throughput.  The study is expected to be reviewed in the fourth quarter of 2011.

The northward plunge and recent results from the Roura zone mineralization also suggest that the Roura and Rimpi lenses could be connected.

Selected drill-hole intercepts are shown in the table below and on the Kittila longitudinal section, indicating new gold mineralization outside the current reserves/resources envelope.

Roura - Deep Drill Results

Drill Hole	Lens	Purpose	From (metres)	To (metres)	Estimated True Width (metres)	Gold (g/t) (uncut)
ROU-10-035	Roura	Exploration	919	928	3.8	4.78
ROU-10-036B	Roura	Exploration	1,149	1,162	5.9	5.97
ROU-10-036C	Roura	Exploration	948	961	6.8	4.10
and	Roura	Exploration	1,002	1,010	4.2	5.08
ROU-10-037	Roura	exploration	1,298	1,311	6.0	9.50

Drill hole ROU-10-037 intersected the deepest high-grade mineralization to date, 6.0 metres grading 9.5 g/t gold at about 1,200 metres below surface.  This intercept is approximately 150 metres beneath the current resources and demonstrates the strong potential to continue to expand gold mineralization at depth.

Holes Rou-10-035, ROU-10-036B and ROU-10-036C, which intersected the mineralization in the Roura zone between 850 and 1,065 metres below surface, returned more typical grades and thicknesses.  These drill holes have extended the mineralization approximately 50 metres further north of the current resource envelope.

To date, reserves and resources at Kittila have been identified near surface along a strike length of approximately five kilometres.  Additionally, at a depth of 1,000 metres below surface, reserves and resources have been identified along a strike length of approximately 1.5 kilometres.

During the remainder of 2011, the exploration program is planned to examine adjacent sections to the north of, and down plunge of the current results.  The exploration results from the first half of 2011 will be included in a feasibility study which is expected to be reviewed in the fourth quarter of 2011.

Meliadine — Winter Drilling Program Confirms Wesmeg Deposit on Two Trends

In the six months following the July 2010 acquisition of Meliadine, the Company converted 2.6 million ounces of gold from resources to reserves, while growing the total contained gold ounces in reserves and resources by 34%.

In addition to the initial gold reserve, the Meliadine project contains indicated gold resource of 8.8 million tonnes grading 5.2 g/t (or 1.5 million ounces).  It also includes inferred gold resources of 11.8 million tonnes grading 6.9 g/t (or 2.6 million ounces).

The objectives of the Company’s $65 million exploration program at Meliadine in 2011 are to help advance the project to a production decision by the first quarter of 2013 and to test targets along the 80-kilometre-long property.  The 2011 exploration budget includes plans for 70,000 metres of exploration and definition drilling on the six known deposits on the property, 20,000 metres of regional exploration drilling on the rest of the property, and 5,000 metres of condemnation drilling to determine the optimal locations for infrastructure.

The initial focus in 2011 was on the recently discovered Wesmeg zone.  Its location, 400 metres south of the main Tiriganiaq zone, gives it potential to have a significant impact on the project as a satellite open pit mine.  The location of this zone is shown on the linked local geology map.

The initial Wesmeg resource contains 1.0 million tonnes grading 4.45 g/t (or 143,000 ounces of gold(1)) in the inferred category, as of December 31, 2010.

Drilling through March has confirmed the continuity of the Wesmeg zone and extended it to the west.  The deposit consists of a North Trend and a South Trend, each with mineralization more than a kilometre long, to date.  The Trends are sub-parallel and currently average approximately 150 metres apart but seem to be converging to the west.  Thicknesses of up to 25 metres have been encountered to date.

Currently, the entire resource at Wesmeg is contained in the North trend in approximately 500 metres of strike length.  Many of the recent drill results are in the South Trend, and an initial resource estimate will occur later this year.  Both Trends are open at depth and along strike.

Significant results at the end of March are shown in the table below, with the pierce points of drill holes shown on the longitudinal section.  This drilling is aimed at increasing the deposit’s inferred resources.

(1)  Please see the cautionary “Notes to Investors Regarding the Use of Resources”

Hole M-11-1010 yielded a 3.9-metre intercept grading 5.89 g/t gold at approximately 70 metres below surface.  Hole M-11-1013 had a 6.7-metre-long intercept grading 3.07 g/t gold at about 100 metres below surface.  Both of these holes are in the North Trend and demonstrate the continuity of the mineralization at Wesmeg.

Significant Wesmeg North trend 2011 drill results

Drill Hole	Zone	Purpose	From (metres)	To (metres)	Estimated True Width* (metres)	Gold (g/t) (cut)**
M-11-1010	Wesmeg North trend	exploration	21.0	25.0	4.0	3.07
and			115.0	118.9	3.9	5.89
M-11-1013	Wesmeg North trend	exploration	171.0	181.5	10.5	2.10
including			172.3	179.0	6.7	3.07

*Estimated true width; hole assumed to be orthogonal to lode / interval.

** Holes at Wesmeg deposit use a cutting factor of 23.0 g/t gold.

The following table presents holes returning significant gold mineralization in the South trend.  These holes are expected to contribute to expansion of the Wesmeg resources.  The strongest intercept was hole M-11-1014, which yielded 8.17 g/t over 5.4 metres.

Significant Wesmeg South trend 2011 drill results

Drill Hole	Zone	Purpose	From (metres)	To (metres)	Estimated True Width* (metres)	Gold (g/t) (cut)**
M-11-1004	Wesmeg South trend	exploration	37.5	51.0	13.5	4.78
including			44.0	50.0	6.0	6.54
M-11-1008	Wesmeg South trend	exploration	35.0	38.0	3.0	2.20
M-11-1014	Wesmeg South trend	exploration	132.6	138.0	5.4	8.17
M-11-1021	Wesmeg South trend	exploration	100.0	109.0	9.0	3.21
including			105.0	109.0	4.0	3.79
and			203.0	207.2	4.2	5.84

*Estimated true width; hole assumed to be orthogonal to lode / interval.

** Holes at Wesmeg deposit use a cutting factor of 23.0 g/t gold.

It is expected that the results of the current drill program on Wesmeg and other deposits will contribute to an increase of the mineral reserves and resources estimate at the Meliadine project later this year.

Goldex — Deep Exploration Suggests Extension of Mine’s Life

The 100% owned Goldex mine in northwestern Quebec began operation in 2008.  Proven and probable gold reserves total 1.6 million ounces from 27.8 million tonnes grading 1.8 g/t.

Systematic exploration at Goldex in 2010 started to define the large, promising D Zone.  This zone is directly down-dip from the current mining operation extracting the GEZ orebody.  The initial resources at the D Zone, to a depth of approximately 1,200 metres below surface, are contained in 14.4 million tonnes grading 1.62 g/t gold in the inferred category (or 746,000 ounces of gold), as of December 31, 2010.

The main objective in 2011 for the $6-million exploration program (58,200 metres) is to expand the D Zone.  The results will be incorporated into a scoping study on the economics of mining this zone.  The study is expected to be complete by the end of 2011.

Select results to the middle of April 2011 are shown in the table below, with the pierce points of drill holes shown on the longitudinal section for the Goldex mine.

Significant Goldex 2011 drill results

Drill Hole	Zone	Purpose	From (metres)	To (metres)	Core length* (metres)	Gold (g/t)
73-414	D	exploration	574.5	682.5	108.0	1.77
incl			574.5	628.5	54.0	2.00
76-011	D	exploration	480.0	645.0	165.0	1.64
incl			523.5	609.0	85.5	2.11
76-012	D	exploration	481.5	673.5	192.0	1.70
incl			492.0	592.5	100.5	2.03
76-013	D	exploration	511.5	751.5	240.0	2.47
incl			613.5	733.5	120.0	3.09
76-014	D	exploration	655.5	847.5	192.0	2.17
incl			655.5	753.0	97.5	3.07

*Cannot determine true width yet, as the geometry of the D zone not fully understood.

Some of the deepest holes drilled to date on the property intersected grades higher than the average Goldex reserve grade over meaningful thicknesses.  At a depth of 1,225 metres, hole 76-013 returned 240 metres of core length grading 2.47 g/t gold, including a higher grade portion of 120 metres grading 3.09 g/t gold.  This is similar in thickness and higher grade than the orebody currently being mined.  At 1,350 metres depth, approximately 150 metres below the current resources, hole 76-014 yielded 192 metres of core length grading 2.17 g/t gold, including 98 metres grading 3.07 g/t gold.

The other holes reported in the table confirm the grades and thicknesses within the D zone resources. An example is hole 76-012, which yielded a core length of 192 metres grading 1.70 g/t gold, including a higher grade intercept of 100 metres grading 2.03 g/t gold.

Based on the positive results to date, the Company has made a decision to accelerate the D Zone exploration program, constructing a 300 metre exploration ramp into the zone and adding an additional 12,000 metres of exploration drilling from this ramp.  The additional cost over the original exploration budget at Goldex is expected to be a further $2.2 million in 2011.

Successfully adding reserves in the D Zone would extend the mine life at Goldex.

Lapa — Eastern Zones Showing Potential to Increase Mine’s Life

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.  Proven and probable gold reserves total approximately 0.7 million ounces from 2.8 million tonnes grading 7.4 g/t.

Agnico-Eagle has undertaken an aggressive exploration program that aims to define new reserves close to the current Lapa mine infrastructure in order to extend the mine life beyond 2015.  To that effect, two eastbound exploration drifts are being driven.  The longer of the two drifts, a one-kilometre tracked drift at Level 101, will serve as a platform for additional deep drilling east of the mine.  It will account for most of the 22,700 metres of exploration drilling planned at Lapa in 2011.  Drilling from the shorter, trackless, 400-metre-long drift at Level 98 will allow for 9,400 metres of planned conversion and exploration drilling, all expected to be completed in 2011.

Early results from this exploration program have been very encouraging and have led to a decision by Agnico-Eagle to target three resource-containing blocks (labels “C”,”D”, “E” on the attached longitudinal section) surrounding the Lapa reserve.  Continued drilling success in these areas is likely to extend the mine life at Lapa.  Select results to March are shown in the table below, with the pierce points of drill holes shown on the longitudinal section for the Lapa mine.

Significant Lapa 2011 drill results

Drill Hole	Zone	Purpose	From (metres)	To (metres)	Estimated true width (metres)	Gold (g/t) (cut)*	Gold (g/t) (uncut)
LA-10-98-19	Contact	exploration	402.9	413.0	2.8	12.8	12.8
LA-10-98-23	Contact	conversion	154.4	158.0	2.8	23.5	27.4
LA11-98-40	Contact	exploration	205.2	211.0	2.8	13.5	13.5
LA11-98-28	Contact	exploration	135.5	138.3	2.8	8.9	8.9
LA11-98-25	Contact	conversion	130.0	133.1	2.8	15.5	15.5

*Holes at Lapa use a cutting factor of 135 g/t gold.

In area “E”, holes LA-10-98-19 and LA-11-98-40 both show strong gold grades below and to the east of current reserves. For example, hole LA-11-98-40 yielded 13.5 g/t gold over 2.8 metres, and indicates potential for meaningful growth of the orebody.

Pinos Altos — Several Satellite Zones Developing in 2011

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.  Proven and probable reserves, including the stand-alone, heap leach, Creston Mascota mine, total 3.3 million ounces of gold and 92.0 million ounces of silver from 44.2 million tonnes grading 2.3 g/t gold and 64.8 g/t silver.

Exploration at Pinos Altos in 2011 is focusing on the underground portion of the Cerro Colorado zone (adjacent to the main Santo Nino zone, to the west), the satellite Creston Mascota, Cubiro and Bravo zones, and the Reyna de la Plata zone (parallel zone, north of Santo Nino).

Exploration drilling continues to indicate that the Creston Mascota deposit extends to the south towards the Bravo zone resource.  The Bravo zone is approximately 300 metres southwest from the anticipated Creston Mascota pit outline.   Drilling will investigate whether these zones are in fact connected.

The Company is considering an underground exploration program at the Cubiro zone, located southwest of Creston Mascota.  Rugged topography has made surface drilling difficult, to date.

Reyna de la Plata, a parallel zone located approximately 1,000 metres north of the main Santo Nino deposit, could also be another satellite operation.  This north trend also hosts the Sinter deposit approximately 2,000 metres to the west.  Approximately $3.1 million is expected to be spent on exploring these zones in 2011.

Drill results of the exploration program at Pinos Altos will be available later this year.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders exposure to gold, on a per share basis.  It has paid a cash dividend for 29 consecutive years.  www.agnico-eagle.com

Detailed Mineral Reserve and Resource Data (as at December 31, 2010)

Category and Operation	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (000s oz.)	Tonnes (000s)
Proven Mineral Reserve
Goldex (underground)	1.87					890	14,804
Kittila (open pit)	4.19					53	395
Kittila (underground)	6.00					2	8
Kittila total proven	4.23					55	403
Lapa (underground)	7.24					261	1,122
LaRonde (underground)	2.36	55.17	0.26	2.78	0.32	366	4,838
Meadowbank (open pit)	3.13					85	839
Pinos Altos (open pit)	0.89	13.26				31	1,078
Pinos Altos (underground)	2.52	78.68				144	1,786
Pinos Altos total proven	1.90	54.06				175	2,864
Subtotal Proven Mineral Reserve	2.29					1,832	24,869

Probable Mineral Reserve
Goldex (underground)	1.62					676	12,990
Kittila (open pit)	5.28					281	1,657
Kittila (underground)	4.61					4,544	30,672
Kittila total probable	4.64					4,826	32,329
Lapa (underground)	7.56					416	1,709
LaRonde (underground)	4.63	23.99	0.28	0.90	0.07	4,452	29,892
Meadowbank (open pit)	3.18					3,402	33,259
Meliadine (open pit)	6.91					953	4,287
Meliadine (underground)	9.89					1,647	5,180
Meliadine total probable	8.54					2,600	9,467
Pinos Altos (open pit)	1.98	45.34				1,083	16,987
Pinos Altos (underground)	2.58	79.64				2,013	24,311
Pinos Altos total probable	2.33	65.53				3,096	41,298
Subtotal Probable Mineral Reserve	3.76					19,467	160,944
Total Proven and Probable Mineral Reserves	3.57					21,299	185,813

Category and Operation	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Tonnes (000s)
Indicated Mineral Resource
Bousquet (underground)	5.63					1,704
Ellison (underground)	5.68					415
Goldex (underground)	1.77					8,273
Kittila (underground)	2.41					15,348
Lapa (underground)	4.10					1,770
LaRonde (underground)	1.89	23.96	0.12	1.36	0.13	6,933
Meadowbank (open pit)	1.40					23,441
Meadowbank (underground)	4.39					2,318
Meadowbank total indicated	1.67					25,759
Meliadine (open pit)	5.25					1,968
Meliadine (underground)	5.20					6,839
Meliadine total indicated	5.21					8,807
Pinos Altos (open pit)	0.88	12.42				15,832
Pinos Altos (underground)	1.25	35.76				9,789
Pinos Altos total indicated	1.02	21.34				25,621
Swanson (open pit)	1.93					504
Total Indicated Resource	2.10					95,135

Category and Operation	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Tonnes (000s)
Inferred Mineral Resource
Bousquet (open pit)	1.87					18,798
Bousquet (underground)	7.45					1,667
Bousquet total inferred	2.32					20,464
Ellison (underground)	5.81					786
Goldex (underground)	1.67					25,813
Kittila (open pit)	3.71					362
Kittila (underground)	2.44					7,958
Kittila total inferred	2.50					8,320
Kuotko, Finland (open pit)	3.24					1,116
Kylmäkangas, Finland (underground)	4.07					1,924
Lapa (underground)	8.27					454
LaRonde (underground)	3.72	12.24	0.27	0.48	0.05	11,526
Meadowbank (open pit)	1.85					9,393
Meadowbank (underground)	5.62					824
Meadowbank total inferred	2.15					10,218
Meliadine (open pit)	4.86					2,388
Meliadine (underground)	7.47					9,446
Meliadine total inferred	6.94					11,834
Pinos Altos (open pit)	0.87	17.34				21,913
Pinos Altos (underground)	2.38	59.24				3,744
Pinos Altos total inferred	1.09	23.46				25,657
Total Inferred Resource	2.59					118,111

Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand. Reserves are not a sub-set of resources. No measured resources were estimated.

Forward-Looking Statements

The information in this news release has been prepared as at April 28, 2011. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, orebody configurations, metal production, life of mine horizons, commencement of production estimates, the estimated timing of scoping and other studies, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release also uses the term “inferred resources”.  We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Agnico-Eagle uses certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

Estimates for all properties were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimates reported by the Company on February 16, 2011 were based on three-year average prices for the period ending December 31, 2010 of $1,024 per ounce gold, $16.62 per ounce silver, $0.86 per pound zinc, $2.97 per pound copper, $0.90 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.08, 1.40 and 12.43, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico-Eagle	Qualified Person responsible for Exploration and relationship to Agnico-Eagle	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	François Blanchet Ing., LaRonde Division Superintendent of geology	March 23, 2005
Kittila, Kuotko and Kylmakangas, Finland	Daniel Doucet, Ing., Corporate Director of Geology	Marc Legault P.Eng., VP Project Development	March 4, 2010
Pinos Altos, Chihuahua, Mexico. Swanson, Quebec, Canada	Dyane Duquette, P.Geo., Superintendent of geology, Technical Services Group	Mine site: Dyane Duquette, P.Geo.; Regional: Roger Doucet, P.Geo., Exploration manager for Mexico	March 25, 2009
Meadowbank, Nunavut, Canada	Bruno Perron, P.Eng., Meadowbank Superintendent of geology	Mine site: Bruno Perron, P.Eng., Meadowbank Division Superintendent of geology; Regional: Guy Gosselin Ing., Exploration manager for Canada	December 15, 2008
Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	Richard Genest, Ing., Goldex Division Superintendent of geology	October 27, 2005
Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Division Superintendent of	Normand Bédard, P.Geo., Lapa Division Superintendent of	June 8, 2006

	geology	geology
Meliadine, Nunavut, Canada	Dyane Duquette, P.Geo., Superintendent of geology, Technical Services Group	Denis Vaillancourt, P.Geo., Exploration manager for eastern Canada	March 8, 2011

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31, 2010. Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s Form 20-F and its news releases dated December 15, 2010 and February 16, 2011.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-President Project Development and a “Qualified Person” for the purposes of NI 43-101.